Filed by BlackRock MuniHoldings New Jersey Quality Fund, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: BlackRock MuniYield New Jersey Fund, Inc.

File No.: 333-260148

Date: January 26, 2022

BLACKROCK FUND MERGERS

SHAREHOLDER APPROVAL REQUIRED

MAKE YOUR VOICE HEARD - PLEASE VOTE NOW

BlackRock MuniHoldings New Jersey Quality Fund, Inc. (MUJ)

BlackRock MuniYield New Jersey Fund, Inc. (MYJ)

TIME IS RUNNING SHORT You recently received proxy materials relating to the fund merger proposals to be voted on at the Joint Special Meeting of shareholders of MUJ and MYJ (the “Funds”) which will be held in a virtual meeting format on February 4, 2022 at 10:00 a.m. (Eastern Time). You are receiving this REMINDER notice because you held shares in the Fund(s) on the record date and we have not received your vote.

The Board of Directors of each of the Funds believes that the fund merger proposals that the shareholders of each of the Funds are being asked to vote upon are in the best interests of the Funds and its shareholders and unanimously recommends that you vote “FOR” such proposals.

If you have any questions concerning the proposals or would like to cast your vote with a live proxy voting specialist, please feel free to contact Georgeson LLC, toll free at 1-888-666-2580.

Vote Online
by logging onto the website listed on the enclosed proxy card or voting instruction form and following the instructions

Vote by Phone
by calling the toll-free number on the enclosed proxy card or voting instruction form and following the simple instructions

Vote by Mail
by completing and returning your executed proxy card or voting instruction form in the postage paid envelope provided

The proxy materials previously sent to you contain important information; please read them carefully. Copies of the Proxy Statement are available for free on the Securities and Exchange Commission’s website at www.sec.gov or by visiting
WWW.PROXY-DIRECT .COM/BLK-32392 or by calling Georgeson LLC, the Funds’ proxy solicitor toll free at 1-888-666-2580.

SHAREOWNER DISTRIBUTION